

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2013

<u>Via Email</u>
A. A. McLean, III
Chairman and Chief Executive Officer
World Acceptance Corporation
108 Frederick Street
Greenville, South Carolina 29607

      Re: World Acceptance Corporation
              Form 10-K for Fiscal Year Ended March 31, 2012
              Filed May 29, 2012
              Form 10-Q for Fiscal Quarter Ended September 30, 2012
              Filed November 2, 2012
              File No. 000-19599

Dear Mr. McLean, III:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Sharon Blume

                          Sharon Blume
                          Assistant Chief Accountant